          AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2000
                                                   REGISTRATION NO. 333-38528
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                     --------------------------------------

                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                     --------------------------------------
                              CV THERAPEUTICS, INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                                       43-1570294
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                                3172 PORTER DRIVE
                           PALO ALTO, CALIFORNIA 94304
                                 (650) 812-0585
               (Address, including zip code, and telephone number,
        including area code of Registrant's principal executive offices)
                     --------------------------------------
                           LOUIS G. LANGE, M.D., PH.D
                             CHIEF EXECUTIVE OFFICER
                              CV THERAPEUTICS, INC.
                 3172 PORTER DRIVE, PALO ALTO, CALIFORNIA 94304
                                 (650) 812-0585
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                     --------------------------------------
                                   Copies to:
                               ANDREA VACHSS, ESQ.
                               COOLEY GODWARD LLP
                              FIVE PALO ALTO SQUARE
                               3000 EL CAMINO REAL
                           PALO ALTO, CALIFORNIA 94306
                                 (650) 843-5000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

-------------------------------------------------------------------------------

                  SUBJECT TO COMPLETION, DATED JUNE 28, 2000

PROSPECTUS

                              CV THERAPEUTICS, INC.

                                  $196,250,000
          4 3/4% Convertible Subordinated Notes due March 7, 2007 and Shares of Common Stock Issuable upon Conversion of the Notes

This prospectus covers resales by selling security holders of our 4 3/4% Convertible Subordinated Notes due March 7, 2007 and shares of our common stock into which the notes are convertible.

The holders of the notes may convert the notes into shares of our common stock at any time at a conversion rate of 15.6642 shares per $1,000 principal amount of notes, or $63.84 per share. We may redeem the notes, in whole or in part, at any time before March 7, 2003 at the redemption prices set forth in the section entitled "Description of the Notes--Optional Redemption by CV Therapeutics."

In the event of a Change of Control, as defined in the section entitled "Description of the Notes--Repurchase at Option of Holders upon a Change in Control," each holder of the note may require us to repurchase the notes at 100% of the principal amount of the notes plus accrued interest. At our option, we may repurchase the notes for cash or common stock.

The notes are general, unsecured obligations that are subordinated in right of payment to all of our existing and future senior indebtedness. See "Description of the Notes--Subordination".

Prior to this offering, the notes have been eligible for trading on the PORTAL Market of the Nasdaq Stock Market. Notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.


Our common stock currently trades on the Nasdaq National Market under the symbol "CVTX". The last reported sale price on June 28, 2000 was $66.75 per share.


See "Risk Factors" beginning on page 7 of this prospectus to read about factors you should consider before buying the notes or our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                  The date of this prospectus is     , 2000

     We authorized no one to give any information or to make any representations not contained in this prospectus. You should rely only on the information provided in this prospectus or incorporated by reference therein. You must not rely on any unauthorized information.

     This prospectus does not offer to sell or buy any notes or shares of common stock in any jurisdiction where it is unlawful. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.



                                TABLE OF CONTENTS

                                                                       PAGE
SUMMARY ..................................................................3

RISK FACTORS..............................................................7

FORWARD-LOOKING STATEMENTS...............................................16

WHERE YOU CAN FIND MORE INFORMATION......................................17

USE OF PROCEEDS..........................................................18

RATIO OF EARNINGS TO FIXED CHARGES.......................................18

DIVIDEND POLICY..........................................................18

DESCRIPTION OF THE NOTES.................................................19

DESCRIPTION OF CAPITAL STOCK.............................................35

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS..........................37

SELLING SECURITY HOLDERS.................................................41

PLAN OF DISTRIBUTION.....................................................42

LEGAL MATTERS............................................................43

EXPERTS..................................................................43


CV Therapeutics, Inc. and the CV Therapeutics logo are our service marks. All brand names or trademarks appearing in this prospectus are the property of their respective holders.

                                     SUMMARY

     THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. IT IS NOT COMPLETE, AND MAY NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER BEFORE INVESTING IN OUR SECURITIES. TO FULLY UNDERSTAND THIS OFFERING AND ITS CONSEQUENCES TO YOU, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION AND THE DOCUMENTS THAT WE INCORPORATE BY REFERENCE INTO THIS PROSPECTUS. IN THIS PROSPECTUS WE REFER TO CV THERAPEUTICS, INC. AS "CVT," "WE," "OUR" AND "US."

                                   THE COMPANY

     CV Therapeutics is a biopharmaceutical company engaged in the discovery and development of new small molecule drugs to treat cardiovascular disease, the leading cause of death in the United States. We currently are conducting clinical trials for two of our drug candidates, including ranolazine, which is in its second Phase III trial. In addition, we have several research and preclinical development programs designed to bring additional drug candidates into human clinical testing. Consistent with our business strategy, we currently retain United States marketing rights to our two lead clinical candidates, ranolazine and CVT-510.

RANOLAZINE FOR THE POTENTIAL TREATMENT OF ANGINA:

     Ranolazine, a potential treatment for angina, is currently in its second Phase III trial. Angina is the heart pain, often quite debilitating, that results from a shortage of oxygen-rich blood available to the heart relative to the oxygen required for the amount of work the heart needs to do. For many patients, this oxygen shortage occurs even when their hearts only need to do the minimal work necessary to support routine activities such as climbing stairs or carrying groceries from the car. Typically, this oxygen shortage is the result of obstructions in the coronary arteries that prevent proper circulation of oxygen-rich blood. According to the American Heart Association, there were approximately 7.2 million patients in the United States in 1998 who suffered from angina.

     The key to treating angina is to bring the heart's need for oxygen into balance with its available supply. Current pharmaceutical therapies, such as beta blockers, calcium channel blockers and long-acting nitrates, all achieve this result by forcing a reduction in the demand for oxygen by forcing a lowering in one or more of heart rate, blood pressure or the strength of contraction of the heart muscle. These patients may be unable to tolerate further reductions in the heart rate, blood pressure and the strength of contraction, and therefore, current therapies may prove unsatisfactory.

     We believe ranolazine balances the oxygen supply/demand equation by causing the heart to use oxygen more efficiently. In other words, ranolazine may allow a diseased heart to do its work with a limited supply of oxygen. By improving the heart's oxygen efficiency, ranolazine may be able to provide a treatment for angina without forcing a reduction in the amount of work that the heart can do. This may allow patients to reduce their angina without lowering heart rate, blood pressure or cardiac contraction strength, an outcome not currently available to patients.

     In August 1999, we announced initial results from the first of two planned Phase III trials of ranolazine, our anti-anginal drug candidate. The results of the trial, called Monotherapy Assessment of Ranolazine in Stable Angina, or MARISA, indicated increases in patients' treadmill exercise duration compared to placebo, the primary endpoint for this trial. These results were statistically significant at the 99.5% or greater level, or what is commonly referred to as p < or = 0.005. This means that, applying widely-used statistical methods, the chance that these results could have occurred by accident is less than 1 in 200.

     In July 1999, we initiated the second of the two planned Phase III trials, called Combination Assessment of Ranolazine in Stable Angina, or CARISA. Should results of this trial be consistent with the results we found in the MARISA trial, we intend to file a New Drug Application, or NDA, with the United States Food and Drug Administration.

     In May 1999, we entered into a sales and marketing agreement with Innovex Inc., a subsidiary of Quintiles

Transnational Corp. Under this agreement, if the FDA approves ranolazine for sale in the United States, Innovex will hire and train a dedicated sales force for ranolazine and assist in funding product launch and fund the first five years of sales and marketing expenses. We will receive 100% of the revenues from sales of ranolazine. In turn, we will pay Innovex a share of those revenues that will not exceed 33% of sales in the first two years, and that will decline to a maximum of 25% by the fourth and fifth years. At the end of the five-year agreement, we can retain the sales force built by Innovex.

CVT-510 FOR POTENTIAL HEART RATE REDUCTION DURING ATRIAL ARRHYTHMIAS:

     Our other product candidate in clinical trials, CVT-510, is a potential treatment to reduce the heart rate during atrial arrhythmias. When a patient experiences an atrial arrhythmia, the heart beats too fast to accommodate effective pumping of blood throughout the body. According to hospital audit reports, atrial arrhythmias are involved in approximately 2.6 million hospital diagnoses in the United States each year.

     Current therapies to control heart rate during these episodes may entail a number of undesirable features. Digoxin may not work quickly enough. Beta blockers and calcium channel blockers may reduce blood pressure in patients whose blood pressure is already dangerously low due to the arrhythmia itself. Finally, Adenocard, the branded name of adenosine, also reduces blood pressure and may slow heart rate for too brief a time to be effective in treating many arrhythmias.

     CVT-510 is a new small molecule that we believe may address the shortcomings of current therapies. CVT-510 selectively stimulates the A1 adenosine receptor, which may slow heart rate. However, unlike Adenocard, CVT-510 does not stimulate the A2 adenosine receptor, which may lower blood pressure. In animal studies, CVT-510 slowed heart rate immediately and for several minutes.

     The Phase I trial for CVT-510 met our previously established objectives of providing safety and tolerability data, as well as data relating to slowing electrical conduction in the heart. We believe these clinical data and the results of the prior animal studies suggest that CVT-510 may act rapidly to slow heart rate during atrial arrhythmias without decreasing blood pressure in patients.

     CVT-510 is currently being evaluated in two Phase II trials for paroxysmal supraventricular tachycardias, or PSVT, and atrial fibrillation. In May 2000, we announced based on the successful completion of the first segment of the Phase II clinical program of CVT-510 in patients with PSVT, the Company plans on moving CVT-510 into Phase III clinical trials.

CVT-124 FOR THE POTENTIAL TREATMENT OF CONGESTIVE HEART FAILURE:

     In February 2000, Biogen, Inc., the licensee of our A1 adenosine receptor antagonist technology, patents and compounds, including CVT-124, which Biogen refers to as the Adentri(TM) Program, announced that it had successfully completed a Phase II trial of CVT-124 in patients with moderate-to-severe congestive heart failure, or CHF. However, Biogen also announced its intention to continue the Adentri(TM) program with a new molecule currently in preclinical studies. Biogen also announced that it would make a milestone payment to us. In April 2000, we received a $6.5 million milestone from Biogen consisting of $2.0 million in cash and a $4.5 million line of credit.

RESEARCH AND PRECLINICAL PROGRAMS:

     We also have a number of preclinical and research programs. Three of our preclinical programs have late stage data. These three programs are focused on developing novel therapies for cardiac imaging, chronic atrial arrhythmias and restenosis.

     Our principal executive offices are located at 3172 Porter Drive, Palo Alto, California, 94304, and our telephone number is (650) 812-0585.




                                    THE NOTES

Maturity.......................    March 7, 2007.

Interest.......................    4 3/4% per annum on the principal amount, payable semiannually on March 7 and September
                                   7, beginning on September 7, 2000.

Conversion.....................    The notes are convertible, at the option of the holder, at any time on or prior to maturity into shares of our common stock at a conversion price of $63.84 per share, which is equal to a conversion rate of 15.6642 shares per $1,000 principal amount of notes. The conversion rate is subject to adjustment.

Subordination..................    The notes are unsecured and subordinated to our existing and future senior debt, as defined.
                                   At March 31, 2000, we had approximately $5.7 million of senior debt outstanding. Because the notes are subordinated, in the event of bankruptcy, liquidation, dissolution or acceleration of payment on the senior debt, holders of the notes will not receive any payment until holders of the senior debt have been paid in full. The indenture under which the notes are issued does not prevent us or our subsidiaries from incurring additional senior debt or other obligations.

Provisional redemption.........    We may redeem the notes, in whole or in part, at any time before March 7, 2003, at a redemption price equal to $1,000 per $1,000 principal amount of notes to be redeemed plus accrued and unpaid interest, if any, to the date of redemption if (i) the closing price of our common stock has exceeded 150% of the conversion price then in effect for at least
                                   20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the provisional redemption notice and (ii) the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective and available for use for the 30 days following the provisional redemption date.
                                   Upon any provisional redemption, we will make an additional payment in cash with respect to the notes called for redemption in an amount equal to $107.14 per $1,000 principal amount of notes, less the amount of any interest actually paid on the note before the call for redemption. We will be obligated to make this additional payment on all notes called
                                   (for provisional redemption, including any notes converted after the notice date and before the provisional redemption date.

Optional redemption............    We may redeem all or a portion of the notes after March 7, 2003 at the redemption prices listed in this prospectus, plus accrued and unpaid interest.

Change of control..............    Upon a change of control event, each holder of the notes may require us to repurchase some or all of its notes at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest. We may, at our option, instead of paying the change of control purchase price in cash, pay it in shares of our common stock valued at
                                   95% of the average of the closing sales prices of our common stock for the five trading days immediately preceding and including the third day prior to the date we are required to repurchase the notes. We cannot pay the change of control purchase price in common stock unless we satisfy the conditions described in the indenture under which the notes are issued.

Use of proceeds................    We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus. See "Selling Security Holders."




Trading........................    Prior to this offering, the notes have been eligible for trading on the PORTAL Market of the
                                   Nasdaq Stock Market; notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes. Our common stock is traded on the
                                   Nasdaq National Market under the symbol "CVTX."

Risk factors...................    See "Risk Factors" and the other information in this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the notes or our common stock.


                                  RISK FACTORS

     AN INVESTMENT IN THE SECURITIES OFFERED BY THIS PROSPECTUS IS VERY RISKY. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN ADDITION TO THE INFORMATION IN THE REMAINDER OF THIS PROSPECTUS BEFORE DECIDING TO PURCHASE THE NOTES.

     THESE RISKS AND UNCERTAINTIES ARE NOT THE ONLY ONES WE FACE. OTHERS THAT WE DO NOT KNOW ABOUT NOW, OR THAT WE DO NOT NOW THINK ARE IMPORTANT, MAY IMPAIR OUR BUSINESS OR THE TRADING PRICE OF OUR SECURITIES.

RISKS RELATED TO OUR BUSINESS

     OUR PRODUCT CANDIDATES WILL TAKE AT LEAST SEVERAL YEARS TO DEVELOP, AND WE CANNOT ASSURE YOU THAT WE WILL SUCCESSFULLY DEVELOP, MARKET AND MANUFACTURE THESE PRODUCTS.

     Since our inception in 1990, we have dedicated substantially all of our resources to research and development. We do not have any marketed products and we have not generated any product revenue. Because all of our potential products are in research, preclinical or clinical development, we will not realize product revenues for at least several years, if at all.

     We have not applied for or received regulatory approval in the United States or any foreign jurisdiction for the commercial sale of any of our products. All of our product candidates are either in clinical trials under an Investigational New Drug, or IND, or applicable foreign authority submission, or are in preclinical research and development. We have not submitted an NDA to the FDA or equivalent application to any other foreign regulatory authorities for any of our product candidates, and the products have not been determined to be safe or effective in humans for their intended uses.

     Conducting clinical trials is a lengthy, time-consuming and expensive process. Before obtaining regulatory approvals for the commercial sale of any products, we must demonstrate through preclinical testing and clinical trials that our product candidates are safe and effective for use in humans. We will incur substantial expense for, and devote a significant amount of time to, preclinical testing and clinical trials.

     Drug discovery methods based upon molecular cardiology are relatively new. We cannot be certain that these methods will lead to commercially viable pharmaceutical products. In addition, some of our compounds within our cardiac imaging, cell cycle inhibition, cardiac conduction, cardiac metabolism and Tangier drug discovery programs are in the early stages of research and development, and we have not submitted IND applications or commenced clinical trials for these new compounds. We cannot be certain when these clinical trials will commence, if at all. Because these compounds are in the early stages of product development, we could abandon further development efforts before they reach clinical trials.

     We cannot be certain that any of our product development efforts will be successfully completed or that any of our products will be shown to be safe and effective. Even if we believe that any product is safe and effective, we may not obtain the required regulatory approvals. Furthermore, we may not be able to manufacture our products in commercial quantities or market any products successfully.

IF WE ARE UNABLE TO SATISFY THE REGULATORY REQUIREMENTS FOR OUR CLINICAL TRIALS, WE WILL NOT BE ABLE TO COMMERCIALIZE OUR DRUG CANDIDATES.

     All of our products may require additional development, preclinical studies, clinical trials and regulatory approval prior to commercialization. Any delays in our clinical trials would delay market launch and would increase our cash requirements.

     We currently have only two products in clinical development: ranolazine and CVT-510. Many factors could delay completion of our clinical trials, including:

     -    slower than anticipated patient enrollment

     - difficulty in obtaining sufficient supplies of clinical trial materials

     -    adverse events occurring during the clinical trials.

     For example, our first Phase III clinical trial of ranolazine had challenging enrollment criteria. These criteria required patients who suffer from angina to stop taking all of their other anti-anginal medications and receive only placebo during segments of the clinical trial. This meant that they received no medication to treat their angina when they received placebo. Given the difficulty of identifying patients willing to completely stop taking anti-anginal medications, enrollment for this trial was slower than anticipated. We cannot assure you that enrollment for the second Phase III trial for ranolazine will not also be delayed.

     In addition, data obtained from preclinical and clinical activities are susceptible to different interpretations, which could delay, limit or prevent regulatory approval. Delays or rejections may be based upon many factors, including changes in regulatory policy during the period of product development. For example, the initial clinical trials with ranolazine used a different formulation of ranolazine than we used in the MARISA trials and than we are using in the CARISA trial. This means that the NDA will contain data from trials using two different formulations and is subject to interpretation by the FDA. An unfavorable interpretation could result in actions by the FDA that would delay potential approval. We may be unable to maintain our proposed schedules for IND applications and clinical protocol submissions to the FDA, initiations of clinical trials and completions of clinical trials as a result of FDA reviews or complications that may arise in any phase of the clinical trial program.

     Furthermore, even if our clinical trials occur on schedule, the results may differ from those obtained in preclinical studies and earlier clinical trials. Clinical trials may not demonstrate sufficient safety and efficacy to obtain the necessary approvals. For example, in November 1995, based on unfavorable efficacy data from a Phase II trial, we terminated a prior development program.

IF WE ARE UNABLE TO SATISFY GOVERNMENTAL REGULATIONS RELATING TO THE DEVELOPMENT OF OUR DRUG CANDIDATES, WE MAY BE UNABLE TO OBTAIN NECESSARY REGULATORY APPROVALS TO COMMERCIALIZE OUR PRODUCTS.

     The research, testing, manufacturing and marketing of drug products are subject to extensive regulation by numerous regulatory authorities in the United States and other countries. Failure to comply with FDA or other applicable regulatory requirements may subject a company to administrative or judicially imposed sanctions. These include:

     -    warning letters

     -    civil penalties

     -    criminal penalties

     -    injunctions

     -    product seizure or detention

     -    product recalls

     -    total or partial suspension of production

     -    FDA refusal to approve pending NDAs or supplements to approved NDAs.

     The process of obtaining FDA and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. Furthermore, this approval process is extremely expensive and uncertain. We cannot guarantee that any of our products under development will be approved for marketing by the FDA. Even if regulatory approval of a product is granted, we cannot be certain that we will be able to obtain the labeling claims necessary or desirable for the promotion of those products.

     Even if we obtain regulatory approval, we may be required to undertake postmarketing trials. In addition, identification of side effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional preclinical testing or clinical trials, changes in labeling of the product, and additional marketing applications.

     If we receive regulatory approval, we will also be subject to ongoing FDA obligations and continued regulatory review. In particular, we or our third party manufacturers will be required to adhere to regulations setting forth current good manufacturing practices, known as cGMP. The regulations require that we manufacture our products and maintain our records in a prescribed manner with respect to manufacturing, testing and quality control activities. Furthermore, we or our third party manufacturers must pass a preapproval inspection of manufacturing facilities by the FDA before obtaining marketing approval. We will also be subject to ongoing FDA requirements for submission of safety reports and other postmarket information.

     If we receive regulatory approval and if any of our products or services become reimbursable by a government health care program, such as Medicare or Medicaid, we may become subject to certain federal and state health care fraud and abuse and reimbursement laws. These laws include the federal "Anti-Kickback Statute," "False Claims Act," and "Physician Self-Referral Law," and their state counterparts. If and when we become subject to such laws, our arrangements with third parties, including health care providers, physicians, vendors, and Innovex, will need to comply with these laws as applicable. We do not know whether our existing or future arrangements will be found to be compliant. Violations of these statutes could result in criminal and civil penalties and exclusion from governmental health care programs.

OUR PRODUCTS, EVEN IF APPROVED BY THE FDA OR FOREIGN REGULATORY AGENCIES, MAY NOT BE ACCEPTED BY PHYSICIANS, INSURERS OR PATIENTS.

     If any of our products after receiving FDA or other foreign regulatory approval fail to achieve market acceptance, our ability to become profitable in the future will be adversely affected. We believe that market acceptance will depend on our ability to provide acceptable evidence of safety, efficacy and cost effectiveness. In addition, we believe market acceptance depends on the effectiveness of our marketing strategy and the availability of reimbursement for our products.

WE HAVE NO MARKETING OR SALES EXPERIENCE, AND IF WE ARE UNABLE TO ENTER INTO OR MAINTAIN COLLABORATIONS WITH MARKETING PARTNERS OR IF WE ARE UNABLE TO DEVELOP OUR OWN SALES AND MARKETING CAPABILITY, WE MAY NOT BE SUCCESSFUL IN COMMERCIALIZING OUR PRODUCTS.

     We currently have no sales, marketing or distribution capability. As a result, we depend on collaborations with third parties, such as Innovex and Biogen, which have established distribution systems and direct sales forces. In particular, we have entered into a sales and marketing services agreement with Innovex with respect to ranolazine. Innovex will market and sell ranolazine in the United States using a dedicated sales force if and when FDA approval to market ranolazine has been granted. Commercialization of ranolazine depends on Innovex to perform their contractual obligations. Their failure to do so would adversely affect commercialization of ranolazine. To the extent that we enter into co-promotion or other licensing arrangements, our revenues will depend upon the efforts of third parties, over which we may have little control. In addition, Biogen is responsible for establishing marketing and sales activities for any product that results from the Adentri program.

     If we are unable to reach and maintain agreement with one or more pharmaceutical companies or collaborative partners, we may be required to market our products directly. We may elect to establish our own specialized sales force and marketing organization to market our products to cardiologists. In order to do this, we would have to develop a marketing and sales force with technical expertise and with supporting distribution capability. Developing a marketing and sales force is expensive and time consuming and could delay any product launch. We cannot be certain that we will be able to develop this capacity.

OUR BUSINESS DEPENDS ON ATTRACTING AND RETAINING COLLABORATORS AND LICENSORS.

     We may not be able to retain current or attract new corporate and academic collaborators, licensors, licensees and others. Our business strategy requires us to enter into various arrangements with these parties, and we are dependent upon the success of these parties in performing their obligations. If we fail to obtain and maintain these arrangements, the development of our products would be delayed. We may be unable to proceed with the development, manufacture or sale of products or we might have to fund development of a particular product candidate internally. If we have to fund development and commercialization of all of our products internally, our future capital requirements will increase substantially.

     The collaborative arrangements that we may enter into in the future may place responsibility on the collaborative partner for preclinical testing and clinical trials, manufacturing and preparation and submission of applications for regulatory approval of potential pharmaceutical products. We cannot control the amount and timing of resources which our collaborative partners devote to our programs. If a collaborative partner fails to successfully develop or commercialize any product, product launch would be delayed. In addition, collaborators may pursue competing technologies or product candidates.

     Under our collaborative arrangements, we or our collaborative partners may also have to meet performance milestones. If we fail to meet our obligations under our collaborative arrangements, our collaborators could terminate their arrangements or we could lose rights to the compounds under development. For example, under our agreement with Innovex, we are required to launch the product by a specific date. If we fail to reach this milestone, Innovex will no longer be obligated to provide sales and marketing services for ranolazine. Under our agreement with Biogen, in order for us to receive development milestone payments, Biogen must meet development milestones. Under our license agreement with Syntex U.S.A., Inc., a subsidiary of Roche, for ranolazine, we are required to make milestone payments to Syntex following FDA approval of ranolazine and following regulatory approval of ranolazine in Europe. These payments are due no later than March 31, 2005 and March 31, 2006, respectively.

     In addition, collaborative arrangements in our industry are extremely complex, particularly with respect to intellectual property rights. Disputes may arise in the future with respect to the ownership of rights to any technology developed with or by third parties. These and other possible disagreements between us and our collaborators could lead to delays in the collaborative research, development or commercialization of product candidates. These disputes could also result in litigation or arbitration, which is time consuming and expensive.

WE EXPECT TO CONTINUE TO OPERATE AT A LOSS AND MAY NEVER ACHIEVE PROFITABILITY.

     We cannot be certain that we will ever achieve and sustain profitability. Since our inception, we have been engaged in research and development activities. We have generated no product revenues. As of March 31, 2000, we had an accumulated deficit of $99.8 million. The process of developing our products requires significant additional research and development, preclinical testing and clinical trials, as well as regulatory approvals. These activities, together with our general and administrative expenses, are expected to result in operating losses for the foreseeable future.

WE MUST SECURE ADDITIONAL FINANCING TO MEET OUR FUTURE NEEDS.

     We will require substantial additional funding in order to complete our research and development activities and commercialize any products. In the past, we have financed our operations primarily through the sale of equity securities, payments from our collaborators, equipment and leasehold improvement financing and other debt financing. We have generated no product revenue, and none is expected for at least several years. We anticipate that our existing resources, projected interest income and proceeds from this offering will enable us to maintain our current and planned operations for at least the next 24 months. However, we may require additional funding prior to that time.

     Additional financing may not be available on acceptable terms or at all. If we are unable to raise additional funds, we may:

     - have to delay, scale back or eliminate some or all of our research or development programs

     -    lose rights under existing licenses

     - have to relinquish more of, or all of, our rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise seek

     -    be unable to operate as a going concern.

     Our future capital requirements will depend on many factors, including:

     -    scientific progress in our research and development programs

     -    the size and complexity of our programs

     - the timing, scope and results of preclinical studies and clinical trials

     -    our ability to establish and maintain corporate partnerships

     -    the time and costs involved in obtaining regulatory approvals

     -    the costs involved in filing, prosecuting and enforcing patent claims

     -    competing technological and market developments

     - the cost of manufacturing or obtaining preclinical and clinical material.

     There may be additional factors that could affect our need for additional financing. Many of these factors are not within our control.

INABILITY TO COMPETE SUCCESSFULLY IN OUR MARKET WILL HARM OUR BUSINESS.

     The pharmaceutical and biopharmaceutical industries, and the market for cardiovascular drugs in particular, are intensely competitive. If regulatory approvals are received, some of our products will compete with well-established, proprietary and generic cardiovascular therapies that have generated substantial sales over a number of years. Many of these therapies are reimbursed from government health administration authorities and private health insurers.

     In addition, we are aware of companies which are developing products that may compete in the same markets as our products. Many of these potential competitors have substantially greater product development capabilities and financial, scientific, marketing and sales resources. Other companies may succeed in developing products earlier or obtain approvals from the FDA more rapidly than either we or our corporate partners are able to achieve. Competitors may also develop products that are safer or more effective than those under development or proposed to be developed by us and our corporate partners. In addition, research and development by others could render our technology or our products obsolete or non-competitive.

WE MAY BE UNABLE TO EFFECTIVELY PROTECT OUR INTELLECTUAL PROPERTY.

     Our success will depend to a significant degree on our ability to:

     -    obtain patents and licenses to patent rights

     -    maintain trade secrets

     -    operate without infringing on the proprietary rights of others.

     We cannot be certain that patents will issue from any of our pending or future patent applications, that any issued patent will be sufficient to protect our technology or that we will be able to obtain extensions of patents beyond the initial term. For example, a primary patent relating to ranolazine will expire in May 2003 unless we are granted an extension based upon the Waxman-Hatch Act, which we anticipate would extend the patent protection for an additional five years.

     Patent applications in the United States are maintained in secrecy until a patent issues. As a result, we can never be certain that others have not filed patent applications for technology covered by our pending applications or that we were the first to invent the technology. There may be third party patents, patent applications and other intellectual property relevant to our products and technology which are not known to us and that block or compete with our compounds, products or processes.

     Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to, compounds, products or processes that block or compete with ours. We may have to participate in interference proceedings declared by the Patent and Trademark Office. These proceedings determine the priority of invention and, thus, the right to a patent for the technology in the United States. In addition, litigation may be necessary to enforce any patents issued to us or to determine the scope and validity of the proprietary rights of third parties. Litigation and interference proceedings, even if they are successful, are expensive to pursue, and we could use a substantial amount of our limited financial resources in either case.

     Just as it is important to protect our proprietary rights, we also must not infringe patents issued to competitors and not breach the licenses that might cover technology used in our potential products. If our competitors own or have rights to technology that we need in our product development efforts, we will need to obtain a license to those rights. If we fail to obtain any necessary licenses, we may be unable to complete product development.

     We also rely on trade secrets to develop and maintain our competitive position. Although we protect our proprietary technology in part by confidentiality agreements with employees, consultants, collaborators, advisors and corporate partners, these agreements may be breached. We cannot assure you that these agreements will provide this meaningful protection or adequate remedies in the event of unauthorized use or disclosure of this information. We also cannot assure you that the parties to these agreements will not breach them. In that event, we may not have adequate remedies for any breach. As a result, third parties may gain access to our trade secrets, and third parties may disclose our trade secrets and confidential technology to the public. In addition, it is possible that our trade secrets will otherwise become known or be discovered independently by our competitors.

     Patent litigation is becoming more widespread in the biopharmaceutical industry. Although no third party has asserted a claim of infringement against us, we cannot assure you that third parties will not assert patent or other intellectual property infringement claims against us with respect to our products or technology or other matters. If they do, we may not prevail and we may not be able to obtain any necessary licenses on reasonable terms, if at all. Any such claims against us, with or without merit, as well as claims initiated by us against third parties, can be time-consuming and expensive to defend or prosecute.

WE HAVE NO MANUFACTURING EXPERIENCE AND WILL DEPEND ON THIRD PARTIES TO MANUFACTURE OUR PRODUCTS.

     We do not currently operate manufacturing facilities for clinical or commercial production of our products under development. We have no experience in manufacturing, and we currently lack the resources or capability to manufacture any of our products on a clinical or commercial scale. As a result, we are dependent on corporate partners, licensees or other third parties for the manufacturing of clinical and commercial scale quantities of our products.

     For example, we have entered into an agreement with a third party manufacturer for clinical scale production of an amount of ranolazine's active pharmaceutical ingredient that we believe will be sufficient to support the remainder of the Phase III clinical program. We cannot be certain that we will be able to enter into an agreement for the commercial scale manufacture of the active ingredient in ranolazine. If we are unable to do so, our Phase III trials of ranolazine will be delayed. We have entered into an agreement with a third party manufacturer for clinical scale production of ranolazine tablets sufficient to support the remainder of the Phase III clinical program and are negotiating with them for registration and commercialization supply of ranolazine tablets. If we are unable to negotiate an agreement to supply ranolazine tablets for registration and commercialization, commercial launch of ranolazine may be delayed. In addition, because we have used various manufacturers for ranolazine in different clinical trials prior to FDA approval of ranolazine, we will be required to demonstrate to the FDA's satisfaction the bioequivalence of the multiple sources of ranolazine used in our clinical trials and their bioequivalence to the product to be commercially supplied.

FAILURE TO OBTAIN ADEQUATE REIMBURSEMENT FROM GOVERNMENT HEALTH ADMINISTRATION AUTHORITIES, PRIVATE HEALTH INSURERS AND OTHER ORGANIZATIONS COULD MATERIALLY ADVERSELY AFFECT OUR FUTURE BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     Our ability and the ability of our existing and future corporate partners to market and sell our products will depend in part on the extent to which reimbursement for the cost of our products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third party payors are increasingly challenging the price of medical products and services.

     Significant uncertainty exists as to the reimbursement status of newly approved health care products. In addition, for sales of our products in Europe, we will be required to seek reimbursement on a country-by-country basis. We cannot be certain that any products approved for marketing will be considered cost effective or that reimbursement will be available or that allowed reimbursement in foreign countries will be adequate. In addition, payors' reimbursement policies could adversely affect our or any corporate partner's ability to sell our products on a profitable basis.

OUR OPERATIONS INVOLVE HAZARDOUS MATERIALS, WHICH COULD SUBJECT US TO SIGNIFICANT LIABILITY.

     Our research and development activities involve the controlled use of hazardous materials, including hazardous chemicals, radioactive materials and pathogens. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. We may incur significant costs to comply with additional environmental and health and safety regulations in the future. Although we believe that our safety procedures for handling and disposing of hazardous materials comply with regulatory requirements, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may materially adversely affect our business, financial condition and results of operations.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS IF OUR PRODUCTS HARM PEOPLE, AND WE HAVE ONLY LIMITED PRODUCT LIABILITY INSURANCE.

     The manufacture and sale of human therapeutic products involve an inherent risk of product liability claims and associated adverse publicity. We currently have only limited product liability insurance for clinical trials and no commercial product liability insurance. We do not know if we will be able to maintain existing or obtain additional product liability insurance on acceptable terms or with adequate coverage against potential liabilities. This type of insurance is expensive and may not be available on acceptable terms. If we are unable to obtain or maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims, we may be unable to commercialize our products. A successful product liability claim brought against us in excess of our insurance coverage, if any, may require us to pay substantial amounts. This could adversely affect our results of operations and our need for and the timing of additional financing.

THE MARKET PRICE OF OUR STOCK MAY CONTINUE TO BE HIGHLY VOLATILE.

     Within the last 12 months, our common stock has traded between $4.69 and $69.00. The market price of the shares of common stock for our company has been and may continue to be highly volatile. Announcements may have a significant impact on the market price of our common stock. These announcements may include:

     results of our clinical trials and preclinical studies, or those of our corporate partners or our competitors

     -    our operating results

     -    developments in our relationships with corporate partners

     -    developments affecting our corporate partners

     - negative regulatory action or regulatory approval with respect to our announcement or our competitors' announcement of new products

     - government regulations, reimbursement changes and governmental investigations or audits related to us or to our products

     - developments related to our patents or other proprietary rights or those of our competitors

     - changes in the position of securities analysts with respect to our stock

     - operating results below the expectations of public market analysts and investors

     - market conditions for biopharmaceutical or biotechnology stocks in general.

     The stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging biotechnology and biopharmaceutical companies, and which have often been unrelated to their operating performance. These broad market fluctuations may adversely affect the market price of our common stock. In addition, sales of substantial amounts of our common stock in the public market following this offering, including the common stock we may issue upon conversion of the notes offered by this prospectus, could lower the market price of our common stock.

DELAWARE LAW, PROVISIONS IN OUR CHARTER AND OUR RIGHTS PLAN COULD MAKE THE ACQUISITION OF OUR COMPANY BY ANOTHER COMPANY MORE DIFFICULT.

     Provisions of our certificate of incorporation may have the effect of delaying or preventing changes in control or management or limit the price that investors may be willing to pay for shares of our common stock. In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law, which could delay a merger, tender offer or proxy contest or make a similar transaction more difficult. In addition, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock without stockholders' approval. The rights of the holders of common stock will be subject to, and may be affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock.

     Furthermore, in February 1999, the board of directors enacted anti-takeover provisions, including a stockholder rights plan, or "poison pill," and severance agreements in the event of a change of control for key executives.

                           RISKS RELATING TO THE NOTES

THE NOTES ARE SUBORDINATED TO ANY EXISTING AND FUTURE SENIOR DEBT.

     The notes are contractually subordinated in right of payment to our existing and future senior debt. As of March 31, 2000, we had approximately $5.7 million of senior debt. The indenture does not limit the creation of additional senior debt (or any other indebtedness). Any significant additional senior debt incurred may materially adversely impact our ability to service our debt, including the notes. Due to the subordination provisions, in the event of our insolvency, funds which we would otherwise use to pay the holders of the notes will be used to pay the holders of senior debt to the extent necessary to pay the senior debt in full. As a result of these payments, our general creditors may recover less, ratably, than the holders of our senior debt and such general creditors may recover more, ratably, than the holders of our notes or our other subordinated indebtedness. In addition, the holders of our senior debt may, under certain circumstances, restrict or prohibit us from making payments on the notes.

OUR OUTSTANDING INDEBTEDNESS INCREASED SUBSTANTIALLY WITH THE ISSUANCE OF THE NOTES.

     As of March 31, 2000, following the issuance of the convertible notes we had approximately $201.5 million in long-term debt. Upon closing of the offering of the notes, our long-term debt increased by approximately $196.3 million. This increased indebtedness has and will continue to impact us by:

     - significantly increasing our interest expense and related debt service costs;

     -    making it more difficult to obtain additional financing; and

     - constraining our ability to react quickly in an unfavorable economic climate.

WE DO NOT GENERATE SUFFICIENT CASH FLOW TO PAY INTEREST AND MAKE OTHER PAYMENTS ON THE NOTES.

     Currently, we are not generating sufficient cash flow to pay interest and make other payments that are required as a result of the consummation of sale of the notes. This may require us to use a portion of the proceeds from the sale of the notes to pay interest or borrow additional funds or sell additional equity to meet our debt service obligations. If we are unable to satisfy our debt service requirements, substantial liquidity problems could result, which would negatively impact our future prospects.

OUR ABILITY TO REPURCHASE NOTES, IF REQUIRED, MAY BE LIMITED.

     In certain circumstances involving a change of control of the Company, the holders of the notes may require us to repurchase some or all of the holder's notes. We cannot assure you that we will have sufficient financial resources at such time or would be able to arrange financing to pay the repurchase price of the notes. Our ability to repurchase the notes in such event may be limited by law, the indenture, by the terms of other agreements relating to our senior debt and as such indebtedness and agreements may be entered into, replaced, supplemented or amended from time to time. We may be required to refinance our senior debt in order to make such payments.

AN ACTIVE TRADING MARKET FOR THE NOTES MAY NOT DEVELOP.

     There is no public market for the notes, and we cannot predict whether an active trading market for the notes will develop or be sustained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could fall. If an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price of the notes. Whether or not the notes will trade at lower prices depends on many factors, including:

     -    prevailing interest rates and the markets for similar securities;

     -    general economic conditions; and

     - our financial condition, historic financial performance and future prospects.

ANY RATING OF THE NOTES MAY CAUSE THEIR TRADING PRICE TO FALL.

     In the future, one or more rating agencies may rate the notes. If the rating agencies rate the notes, they may assign a lower rating than expected by investors. Rating agencies may also lower ratings on the notes in the future. If the rating agencies assign a lower than expected rating or reduce their ratings in the future, the trading price of the notes could decline.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements. These statements relate to future events or our future clinical or product development or financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those terms and other comparable terminology.

     These statements reflect only management's current expectations. In evaluating these statements, you should specifically consider various factors, including the risks outlined above. These factors may cause our actual results to differ materially from any forward-looking statements.

     We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Form 10-Q, 8-K and 10-K reports to the SEC. Also note that we provide a cautionary discussion of risks and uncertainties under "Risk Factors" on page 7 of this prospectus. These are factors that we think could cause our actual results to differ materially from expected results.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at www.sec.gov.

     This prospectus is part of a registration statement on Form S-3, including amendments, relating to the common stock offered by this prospectus with the SEC. This prospectus does not contain all of the information set forth in the registration statement, the exhibits and schedules, some portions of which the SEC allows us to omit. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement. For further information about us and the common stock offered by this prospectus we refer you to the registration statement and its exhibits and schedules which may be obtained as described above.

     The SEC allows us to "incorporate by reference" the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC before the date of this prospectus, while information that we file later with the SEC will automatically update and supersede prior information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering:

1.   our Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

2. our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000;

3.   our Current Reports on Form 8-K, dated February 25, 2000 and March 1, 2000;
     and

4. the description of our common stock contained in our registration statement on Form 8-A filed on October 30, 1996.

You may request copies of these filings, at no cost, by writing or telephoning us at:

                              CV Therapeutics, Inc.
                          Attention: Investor Relations
                                3172 Porter Drive
                           Palo Alto, California 94304
                            Telephone (650) 812-0585

     If at any time during the two-year period following March 7, 2000, we are not subject to the information requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, we will furnish to holders of the notes, to holders of common stock issued upon conversion thereof and to prospective purchasers thereof the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act in order to permit compliance with Rule 144A in connection with resales of the notes and common stock issued upon conversion thereof.

                                 USE OF PROCEEDS

      We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus. See "Selling Security Holders."

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges for each of the last five years and for the three months ended March 31, 2000:



                                                                                                               Three months
                                                         Years ended December 31,                            ended March 31,
                                    --------------------------------------------------------------------    -------------------
                                        1995          1996         1997          1998          1999                2000
                                    ------------- ------------- ------------ -------------- ------------    -------------------
Ratio of earnings to fixed
charges (1).........................            -             -            -              -            -                      -


(1) Earnings for the periods 1995, 1996, 1997, 1998, 1999 and the three months ended March 31, 2000 were insufficient to cover fixed charges by an amount equal to the net loss for the period.

                                 DIVIDEND POLICY

     Since our initial public offering, we have not paid cash dividends on our common stock. We currently anticipate that all of our earnings will be retained for the continued development of our business and we do not anticipate paying any cash dividends in the foreseeable future.

                            DESCRIPTION OF THE NOTES

     The notes are issued under the indenture between us and Norwest Bank, Minnesota, N.A., as trustee. Copies of the form of indenture, notes and registration rights agreement will be made available to prospective investors in the notes upon request to us.

     We have summarized portions of the indenture below. This summary is not complete. We urge you to read the indenture because it defines your rights as a holder of the notes. Terms not defined in this description have the meanings given them in the indenture. In this section, "CV Therapeutics", "we", "our" and "us" each refers only to CV Therapeutics, Inc. and not to any existing or future subsidiary.

GENERAL

     The notes are unsecured, subordinated obligations of CV Therapeutics and are convertible into our common stock as described under "Conversion Rights" below. The notes are limited to an aggregate principal amount of $196,250,000 and will mature on March 7, 2007.

     The notes bear interest at the rate of 4 3/4% per year from the date of issuance of the notes, or from the most recent date to which interest had been paid or provided for, subject to adjustment upon the occurrence of a Reset Transaction. See "-Interest Rate Adjustments" below. Interest is payable semi-annually on March 7 and September 7 of each year, commencing September 7, 2000, to holders of record at the close of business on the preceding February 20 and August 20, respectively. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion, purchase by us at the option of the holder or redemption of a note, interest ceases to accrue on the note under the terms of and subject to the conditions of the indenture.

     Principal is payable, and notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which is initially the office or agency of the trustee in New York, New York. See "-Form, Denomination and Registration."

     The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of Senior Debt or other indebtedness, or the issuance or repurchase of securities by us. The indenture contains no covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a change in control, except to the extent described under "-Change of Control Permits Purchase of Notes at the Option of the Holder" below.

INTEREST RATE ADJUSTMENTS

     If a Reset Transaction occurs, the interest rate will be adjusted to equal the Adjusted Interest Rate from the effective date of such Reset Transaction to, but not including, the effective date of any succeeding Reset Transaction.

     A "Reset Transaction" means:

     - a merger, consolidation or statutory share exchange to which the entity that is the issuer of the common stock into which the notes are then to be convertible into is a party;

     -    a sale of all or substantially all the assets of that entity;

     -    a recapitalization of that common stock; or

     - a distribution described in clause (4) of the fourth paragraph under "-Conversion Rights" below,

     after the effective date of which transaction or distribution the notes would be convertible into:

     - shares of an entity the common stock of which had a dividend yield for the four fiscal quarters of such entity immediately preceding the public announcement of the transaction or distribution that was more than 2.5% higher than the dividend yield on our common stock (or other common stock then issuable upon conversion of the notes) for the four fiscal quarters preceding the public announcement of the transaction or distribution; or

     - shares of an entity that announces a dividend policy prior to the effective date of the transaction or distribution which policy, if implemented, would result in a dividend yield on that entity's common stock for the next four fiscal quarters that would result in such a 2.5% increase.

     The "Adjusted Interest Rate" with respect to any Reset Transaction will be the rate per year that is the arithmetic average of the rates quoted by two dealers engaged in the trading of convertible securities selected by us or our successor as the rate at which interest should accrue so that the fair market value, expressed in dollars, of a note immediately after the later of:

     -    the public announcement of the Reset Transaction; or

     - the public announcement of a change in dividend policy in connection with the Reset Transaction,

will equal the average Trading Price of a note for the 20 trading days preceding the date of public announcement of the Reset Transaction. However, the Adjusted Interest Rate will not be less than 4 3/4% per year.

     For purposes of the definition of Reset Transaction, the dividend yield on any security for any period means the dividends paid or proposed to be paid pursuant to an announced dividend policy on the security for that period divided by, if with respect to dividends paid on that security, the average Closing Price (as defined in the indenture) of the security during that period and, if with respect to dividends proposed to be paid on the security, the Closing Price of such security on the effective date of the related Reset Transaction.

     The "Trading Price" of a security on any date of determination means:

     - the closing sale price (or, if no closing sale price is reported, the last reported sale price) of a security (regular way) on the New York Stock Exchange ("NYSE") on that date;

     - if that security is not listed on the NYSE on that date, the closing sale price as reported in the composite transactions for the principal U.S. securities exchange on which that security is listed;

     - if that security is not so listed on a U.S. national or regional securities exchange, the closing sale price as reported by the Nasdaq National Market;

     - if that security is not so reported, the last price quoted by Interactive Data Corporation for that security or, if Interactive Data Corporation is not quoting such price, a similar quotation service selected by us;

     - if that security is not so quoted, the average of the mid-point of the last bid and ask prices for that security from at least two dealers recognized as market-makers for that security; or

     - if that security is not so quoted, the average of that last bid and ask prices for that security from a dealer engaged in the trading of convertible securities.

SUBORDINATION

     The notes are unsecured obligations and are subordinated in right of payment, as provided in the indenture, to the prior payment in full of all our existing and future Senior Debt.

     As of March 31, 2000 we had approximately $5.7 million of Senior Debt outstanding. The indenture does not restrict the incurrence by us or our subsidiaries of indebtedness or other obligations.

     The term "Senior Debt" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or termination payment with respect to or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our Indebtedness, whether outstanding on the date of the indenture or subsequently created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), except for

     - any Indebtedness that by its terms expressly provides that such Indebtedness shall not be senior in right of payment to the notes or expressly provides that such Indebtedness is equal with or junior to the notes, and

     - any Indebtedness between or among us or any of our subsidiaries, a majority of the voting stock of which we directly or indirectly own, or any of our affiliates.

     The term "Indebtedness" means, with respect to any person:

          1. all indebtedness, obligations and other liabilities (contingent or otherwise) of that person for borrowed money (including obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, debentures, notes or other instruments for the payment of money, or incurred in connection with the acquisition of any property, services or assets (whether or not the recourse of the lender is to the whole of the assets of such person or to only a portion thereof), other than any account payable or other accrued current liability or obligation to trade creditors incurred in the ordinary course of business in connection with the obtaining of materials or services;

          2. all reimbursement obligations and other liabilities (contingent or otherwise) of that person with respect to letters of credit, bank guarantees, bankers' acceptances, surety bonds, performance bonds or other guaranty of contractual performance;

          3. all obligations and liabilities (contingent or otherwise) in respect of (A) leases of such person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such person, and (B) any lease or related documents (including a purchase agreement) in connection with the lease of real property which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the landlord and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase the leased property;

          4. all obligations of such person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

          5. all direct or indirect guaranties or similar agreements by that person in respect of, and obligations or liabilities (contingent or otherwise) of that person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through (4);

          6. any indebtedness or other obligations described in clauses (1) through (4) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such person; and

          7. any and all deferrals, renewals, extensions, refinancings, replacements, restatements and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (6).

     Any Senior Debt will continue to be Senior Debt and will be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any of its terms.

     The indenture provides that in the event of any payment or distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the holders of our Senior Debt shall first be paid in respect of all Senior Debt in full in cash or other payment satisfactory to the holders of Senior Debt before we make any payments of principal of, or premium, if any, and interest (including liquidated damages, if any) on the notes. In addition, if the notes are accelerated because of an event of default, the holders of any Senior Debt would be entitled to payment in full in cash or other payment satisfactory to the holders of Senior Debt of all obligations in respect of Senior Debt before the holders of the notes are entitled to receive any payment or distribution. Under the indenture, we must promptly notify holders of Senior Debt if payment of the notes is accelerated because of an event of default.

     The indenture further provides if any default by us has occurred and is continuing in the payment of principal of, premium, if any, or interest on, rent or other payment obligations in respect of, any Senior Debt, then no payment shall be made on account of principal of, premium, if any, or interest on the notes (including any liquidated damages), until all such payments due in respect of that Senior Debt have been paid in full in cash or other payment satisfactory to the holders of that Senior Debt.

     During the continuance of any event of default with respect to any Designated Senior Debt (other than a default in payment of the principal of or premium, if any, or interest on, rent or other payment obligations in respect of any Designated Senior Debt), permitting the holders thereof to accelerate the maturity thereof (or, in the case of any lease, permitting the landlord either to terminate the lease or to require us to make an irrevocable offer to terminate the lease following an event of default thereunder), no payment may be made by us, directly or indirectly, with respect to principal of or premium, if any, or interest on the notes (including any liquidated damages, if any) for 179 days following written notice to us, from any holder, representative or trustee under any agreement pursuant to which that Designated Senior Debt may have been issued, that such an event of default has occurred and is continuing, unless such event of default has been cured or waived or that Designated Senior Debt has been paid in full in cash or other payment satisfactory to the holders of that Designated Senior Debt. However, if the maturity of that Designated Senior Debt is accelerated (or, in the case of a lease, as a result of such events of default, the landlord under the lease has given us notice of its intention to terminate the lease or to require us to make an irrevocable offer to terminate the lease following an event of default thereunder), no payment may be made on the notes until that Designated Senior Debt has been paid in full in cash or other payment satisfactory to the holders of that Designated Senior Debt or such acceleration (or termination, in the case of the lease) has been cured or waived.

     The term "Designated Senior Debt" means our Senior Debt which, at the date of determination, has an aggregate amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $12.5 million and is specifically designated in the instrument evidencing or governing that Senior Debt as "Designated Senior Debt" for purposes of the indenture. However, the instrument may place limitations and conditions on the right of that Senior Debt to exercise the rights of Designated Senior Debt. At March 31, 2000, we had no Designated Senior Debt outstanding.

     By reason of these subordination provisions, in the event of insolvency, funds which we would otherwise use to pay the holders of notes will be used to pay the holders of Senior Debt to the extent necessary to pay Senior Debt in full in cash or other payment satisfactory to the holders of Senior Debt. As a result of these payments, our general creditors may recover less, ratably, than holders of Senior Debt and such general creditors may recover more, ratably, than holders of notes.

     The notes are effectively subordinated to all existing and future liabilities of our subsidiaries. Any right we have to receive assets of our existing subsidiary or any future subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that we are ourselves recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. There are no restrictions in the indenture on the ability of our existing subsidiary or any future subsidiaries to incur Indebtedness or other liabilities. As of March 31, 2000, our existing subsidiary had no indebtedness outstanding.

     We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for such payments will be senior to those of holders of the notes in respect of all funds collected or held by the trustee.

CONVERSION RIGHTS

     The holders of notes may, at any time prior to the close of business on the final maturity date of the notes, convert any outstanding notes (or portions thereof) into our common stock, initially at the conversion price set forth on the cover page of this prospectus, subject to adjustment as described below. Holders may convert notes only in denominations of $1,000 and whole multiples of $1,000. Except as described below, no adjustment will be made on conversion of any notes for interest accrued thereon or dividends paid on any common stock.

     If notes are converted after a record date for an interest payment but prior to the next interest payment date, those notes, other than notes called for redemption, must be accompanied by funds equal to the interest payable on the next interest payment date on the principal amount so converted. No payment will be required from a holder if we exercise our right to redeem such notes on a redemption date that is an interest payment date. We will not issue fractional shares of common stock upon conversion of notes and instead will pay a cash adjustment based upon the market price of our common stock on the last business day before the date of the conversion. In the case of notes called for redemption, conversion rights will expire at the close of business on the second business day preceding the date fixed for redemption, unless we default in payment of the redemption price.

     A holder may exercise the right of conversion by delivering the note to be converted to the specified office of a conversion agent, with a completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date will be the date on which the notes, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of the common stock for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than the holder of the note. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. If any note is converted within two years after its original issuance, the common stock issuable upon conversion will not be issued or delivered in a name other than that of the holder of the note unless the applicable restrictions on transfer, if any, have been satisfied.

     The initial conversion price will be adjusted for certain events, including:

          1. the issuance of our common stock as a dividend or distribution on our common stock;

          2.   certain subdivisions and combinations of our common stock;

          3. the issuance to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock;

          4. the dividend or other distribution to all holders of our common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness or our assets (including securities, but excluding those rights and warrants referred to above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph or dividends or distributions paid exclusively in cash);

          5. dividends or other distributions consisting exclusively of cash to all holders of our common stock to the extent that such distributions, combined together with (A) all other such all-cash distributions made within the preceding 12 months for which no adjustment has been made plus (B) any cash and the fair market value of other consideration paid for any tender or exchange offers by us or any of our subsidiaries for our common stock concluded within the preceding 12 months for which no adjustment has been made, exceeds 10% of our market capitalization on the record date for such distribution; market capitalization is the product of the then current market price of our common stock times the number of shares of our common stock then outstanding; and

          6. payments to holders of our common stock pursuant to a tender or exchange offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration paid in any other tender or exchange offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender or exchange offer for which no adjustment has been made plus (B) the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of our common stock within 12 months preceding the expiration of such tender or exchange offer for which no adjustments have been made, exceeds 10% of our market capitalization on the expiration of such tender or exchange offer.

     No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. Except as stated above, the conversion price will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

     In the case of:

     - any recapitalization, reclassification or change of our common stock (other than changes resulting from a subdivision or combination),

     -    a consolidation, merger or combination involving us,

     - a sale, conveyance or lease to another corporation of all or substantially all of our property and assets, or

     -    any statutory share exchange,

in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such recapitalization, reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange had such notes been converted into our common stock immediately prior to such recapitalization, reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

     If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common stock. See "United States Federal Income Tax Considerations."

     We may from time to time, to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days. In that case we will give at least 15 days' notice of such decrease. We may make such reductions in the conversion price, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

PROVISIONAL REDEMPTION

     We may redeem the notes, in whole or in part, at any time prior to March 7, 2003, at a redemption price equal to $1,000 per $1,000 principal amount of notes to be redeemed plus accrued and unpaid interest, if any, to the provisional redemption date if:

     - the closing price of our common stock has exceeded 150% of the conversion price then in effect (as determined based on the then effective Conversion Rate) for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date of mailing of the provisional redemption notice (which date shall be at least 20 but not more than 60 days prior to the provisional redemption date); and

     - the shelf registration statement covering resales of the notes and the common stock issuable upon conversion of the notes is effective and available for use and is expected to remain effective for the 30 days following the provisional redemption date.

     Upon any provisional redemption, we will make an additional payment in cash with respect to the notes called for redemption to holders on the notice date in an amount equal to $107.14 per $1,000 principal amount of notes, less the amount of any interest actually paid on the notes prior to the notice date. We will be obligated to make this additional payment on all notes called for provisional redemption, including any notes converted after the notice date and before the provisional redemption date.

REDEMPTION OF NOTES AT OUR OPTION

     There is no sinking fund for the notes. On and after March 7, 2003, we will be entitled to redeem some or all of the notes on at least 20 but not more than 60 days' notice, at the redemption prices set out below, together with accrued and unpaid interest to, but excluding, the date fixed for redemption. However, if a redemption date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date and the redemption price shall not include such interest payment.

     The table below shows redemption prices of a note per $1,000 principal amount if redeemed during the periods described below.



                            PERIOD                            REDEMPTION PRICE
------------------------------------------------------------  ------------------
March 7, 2003 through March 6, 2004.........................          102.714%
March 7, 2004 through March 6, 2005.........................          102.036%
March 7, 2005 through March 6, 2006.........................          101.357%
March 7, 2006 and thereafter................................          100.679%


     If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. If any notes are to be redeemed in part only, a new note or notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder's notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

CHANGE OF CONTROL PERMITS PURCHASE OF NOTES AT THE OPTION OF THE HOLDER

     If a Change of Control occurs, each holder of notes will have the right to require us to repurchase some or all of that holder's notes not previously called for redemption, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days after the date we give notice at a repurchase price equal to

100% of the principal amount of the notes to be repurchased, together with interest accrued and unpaid to, but excluding, the repurchase date.

     Instead of paying the repurchase price in cash, we may pay the repurchase price in common stock. The number of shares of common stock a holder will receive will equal the repurchase price divided by 95% of the average of the closing sales prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the repurchase date. However, we may not pay in common stock unless we satisfy certain conditions prior to the repurchase date as provided in the indenture.

     Within 30 days after the occurrence of a Change of Control, we are required to give notice to all holders of notes, as provided in the indenture, of the occurrence of the Change of Control and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee. To exercise the repurchase right, a holder of notes must deliver prior to or on the 30th day after the date of our notice irrevocable written notice to the trustee of the holder's exercise of its repurchase right, together with the notes with respect to which the right is being exercised.

     A "Change of Control" will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

     - the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

     - our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than: any transaction (A) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (B) pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or any merger solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;

     - during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors (together with any new directors whose election to our board of directors, or whose nomination for election by our stockholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office; or

     - our stockholders pass a resolution approving a plan of liquidation or dissolution.

     The beneficial owner shall be determined in accordance with Rule 13d-3 promulgated by the SEC under the Exchange Act. The term "person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

     Rule 13e-4 under the Exchange Act, as amended, requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

     We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

     The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

     Our ability to repurchase notes upon the occurrence of a Change of Control is subject to important limitations. The occurrence of a Change of Control could cause an event of default under, or be prohibited or limited by, the terms of existing or future Senior Debt. As a result, any repurchase of the notes would, absent a waiver, be prohibited under the subordination provisions of the indenture until the Senior Debt is paid in full. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a Change of Control would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under existing or future Senior Debt. See "-Subordination" above.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     We may, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets to any corporation, limited liability company, partnership or trust organized under the laws of the United States or any of its political subdivisions provided that:

     - the surviving entity assumes all our obligations under the indenture and the notes;

     - at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

     - an officers' certificate and an opinion of counsel, each stating that the consolidation, merger or transfer complies with the provisions of the indenture, have been delivered to the trustee.

INFORMATION REQUIREMENT

     We have agreed that, during any period in which we are not subject to the reporting requirements of the Securities Exchange Act of 1934, to make available to holders of the notes, or beneficial owners of interests therein, or any prospective purchaser of the notes, the information required by Rule 144A(d)(4) to be made available in connection with the sale of notes or beneficial interests in the notes.

EVENTS OF DEFAULT

     Each of the following constitutes an event of default under the indenture:

          1. our failure to pay when due the principal of or premium, if any, on any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

          2. our failure to pay an installment of interest (including liquidated damages, if any) on any of the notes for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

          3. our failure to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock or cash instead of fractional shares, are required to be delivered following conversion of a note, and that failure continues for 10 days;

          4. our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

          5. our failure to make any payment by the end of the applicable grace period, if any, after the maturity of any Indebtedness for borrowed money in an amount in excess of $5 million, or there is an acceleration of Indebtedness for borrowed money in an amount in excess of $5 million because of a default with respect to such Indebtedness without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding; and

         6. certain events of our bankruptcy, insolvency or reorganization.

     If an event of default specified in clause (6) above occurs and is continuing, then the principal of all the notes and the interest thereon shall automatically become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (6) above, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded and annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding, subject to the provisions of the indenture.

     The holders of a majority in aggregate principal amount of notes at the time outstanding through their written consent, or the holders of a majority in aggregate principal amount of notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may waive any existing default or event of default and its consequences except any default or event of default:

          -    in any payment on the notes;

          -    in respect of the conversion rights of the notes; or

          - in respect of the covenants or provisions in the indenture that may not be modified or amended without the consent of the holder of each note affected as described in "-Modification, Waiver and Meetings" below.

     Holders of a majority in aggregate principal amount of the notes then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee, subject to the provisions of the indenture. The indenture contains a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The rights of holders of the notes to pursue remedies with respect to the indenture and the notes are subject to a number of additional requirements set forth in the indenture.

     The right of any holder:

     - to receive payment of principal, premium, if any, the Change of Control purchase price or interest in respect of the notes held by that holder on or after the respective due dates expressed in the notes;

     -    to convert those notes; or

     - to bring suit for the enforcement of any such payment on or after the respective due dates expressed in the notes and the right to convert;

will not be impaired or affected without that holder's consent.

     The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any redemption or repurchase obligation.

     We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture. In addition, we are required to file with the trustee a written notice of the occurrence of any default or event of default within five business days of our becoming aware of the occurrence of any default or event of default.

MODIFICATION, WAIVER AND MEETINGS

     The indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

     The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

     -    adding to our covenants for the benefit of the holders of notes;

     -    surrendering any right or power conferred upon us;

     - providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

     - providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

     - reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of notes in any material respect;

     - complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

     - making any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act of 1933, as amended, as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the notes in any material respect;

     - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture, provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of the notes in any material respect; or

     - adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect.

     Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and noncompliance by us with any provision of the indenture or the notes may be waived, either:

     - with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding; or

     - by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate principal amount of the notes represented at such meeting.

     However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each note affected:

     - change the maturity of the principal of or any installment of interest on any note (including any payment of liquidated damages);

     -    reduce the principal amount of, or any premium, if any, on any note;

     - reduce the interest rate or interest (including any liquidated damages) on any note;

     - change the currency of payment of principal of, premium, if any, or interest on any note;

     - impair the right to institute suit for the enforcement of any payment on or with respect to, or the conversion of, any note;

     -    modify our obligations to maintain an office or agency in New York
          City;

     - except as otherwise permitted or contemplated by provisions of the indenture concerning specified reclassifications or corporate reorganizations, adversely affect the conversion rights of holders of the notes;

     - adversely affect the repurchase option of holders upon a Change of Control;

     - modify the subordination provisions of the notes in a manner adverse to the holders of notes;

     - reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default; or

     - reduce the percentage in aggregate principal amount of notes outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

     The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding.

SATISFACTION AND DISCHARGE

     We may discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if:

     - all outstanding notes will become due and payable at their scheduled maturity within one year; or

     -    all outstanding notes are scheduled for redemption within one year,

and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

FORM, DENOMINATION AND REGISTRATION

     The notes were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

     GLOBAL NOTES: BOOK-ENTRY FORM. The notes were initially issued only to qualified institutional buyers as defined in Rule 144A under the Securities Act ("QIBs"). The notes are evidenced by one or more global notes deposited with the trustee as custodian for The Depository Trust Company, New York, New York ("DTC"), and registered in the name of Cede & Co. as DTC's nominee. Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below.

     A QIB may hold its interests in a global note directly through DTC if such QIB is a participant in DTC, or indirectly through organizations which are direct DTC participants. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. QIBs may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

     So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer a beneficial interest in the global notes to such persons may be limited.

     We will wire, through the facilities of the trustee, principal, premium, if any, and interest payments on the global notes to Cede & Co., the nominee for DTC, as the registered owner of the global notes. CV Therapeutics, the trustee and any paying agent will have no responsibility or liability for paying amounts due on the global notes to owners of beneficial interests in the global notes.

     It is DTC's current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global notes, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

     If you would like to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

     Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

     Neither CV Therapeutics nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global notes. None of CV Therapeutics, the trustee or any of their respective agents will have any responsibility for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

     According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

     CERTIFICATED NOTES. The notes represented by a global note will be exchangeable for notes in definitive form of like tenor as that global note in denominations of $1,000 and in any greater amount that is an integral multiple of $1,000 if:

     - DTC notifies us in writing that it is unwilling or unable to continue as depositary for that global note or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

     - we, at our option, notify the trustee in writing that we elect to issue the notes in definitive form in exchange for all or any part of the notes represented by the global notes; or

     - there is, or continues to be, an event of default and the registrar has received a request from DTC for the issuance of definitive notes in exchange for the global notes.

     Any note that is exchangeable pursuant to the preceding sentence is exchangeable for notes registered in the names which DTC will instruct the Trustee. It is expected that DTC's instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in that global note. Subject to the foregoing, a global note is not exchangeable except for a global note or global notes of the same aggregate denominations to be registered in the name of DTC or its nominee.

NOTICES

     Except as otherwise provided in the indenture, notices to holders of notes will be given by mail to the addresses of holders of the notes as they appear in the note register.

GOVERNING LAW

     The indenture, the notes and the registration rights agreement are governed by, and construed in accordance with, the law of the State of New York.

INFORMATION REGARDING THE TRUSTEE

     Norwest Bank, Minnesota, N.A., as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. Norwest Bank, Minnesota, N.A. also is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

REGISTRATION RIGHTS OF HOLDERS OF THE NOTES

     We have, at our expense, filed with the SEC a shelf registration statement on such form as we deem appropriate covering resales by holders of all notes and the common stock issuable upon conversion of the notes. Under the terms of the registration rights agreement, we agree to use our best efforts to:

     - cause such registration statement to become effective as promptly as is practicable, but in no event later than 150 days after the earliest date of original issuance of any of the notes; and

     - keep the registration statement effective until such date that is two years after the last date of original issuance of any of the notes (or such earlier date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise).

     We also agree to provide to each registered holder copies of the prospectus, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes. A holder who sells those securities pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder (including certain indemnification provisions). If a shelf registration statement covering those securities is not effective, they may not be sold or otherwise transferred except pursuant to an exemption from registration under the Securities Act and any other applicable securities laws or in a transaction not subject to those laws.

     Each holder must notify us not later than three business days prior to any proposed sale by that holder pursuant to the shelf registration statement. This notice will be effective for five business days. We may suspend the holder's use of the prospectus for a period not to exceed 45 days (60 days under certain circumstances relating to a proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction) in any 90-day period, and not to exceed an aggregate of 90 days in any 12-month period, if we, in our reasonable judgment, believe we may possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. Each holder, by its acceptance of a note, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

     If,

     - on the 91st day following the earliest date of original issuance of any of the notes, the shelf registration statement has not been filed with the SEC; or

     - on the 151st day following the earliest date of original issuance of any of the notes, the shelf registration statement is not declared effective; or

     - the registration statement shall cease to be effective or fail to be usable without being succeeded within five business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or

     - on the 45th or 60th day, as the case may be, of any period that the prospectus has been suspended as described in the preceding paragraph, such suspension has not been terminated (each, a "registration default"), additional interest as liquidated damages will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to:

     - an additional 0.25% of the principal amount to and including the 90th day following such registration default; and

     - an additional 0.5% of the principal amount from and after the 91st day following such registration default.

     In no event will liquidated damages accrue at a rate per year exceeding 0.5%. If a holder has converted some or all of its notes into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted.

     We have agreed to distribute a questionnaire to each holder to obtain certain information regarding the holder for inclusion in the prospectus. Holders are required to complete and deliver the questionnaire within 20 business days after receipt of the questionnaire so that they may be named as selling stockholders in the related prospectus at the time of effectiveness. A holder will not be entitled to liquidated damages unless it has provided all information requested by the questionnaire prior to the deadline.

     The specific provisions relating to the registration described above are contained in the registration rights agreement which was entered into on the closing of the initial offering of the notes.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     As of April 30, 2000, there were 18,367,831 shares of our common stock outstanding held of record by approximately 133 stockholders.

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holder of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of CVT, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable.

PREFERRED STOCK

     Our Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of Preferred Stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control. We have no present plan to issue any shares of Preferred Stock.

WARRANTS

     As of April 30, 2000, we had outstanding warrants to purchase 249,203 shares of common stock at exercise prices ranging from $8.90 to $25.00 per share. Each warrant is exercisable immediately. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant under certain circumstances, including stock dividends, stock splits, reorganizations and reclassifications. Each warrant may be exercised, without the payment of cash, for a number of shares of common stock determined pursuant to a net issue exercise formula contained in the warrant. Each warrant holder has certain registration rights. See "-Registration Rights of Certain Holders." Generally, the warrants expire at various times from September 2000 to April 2005.

REGISTRATION RIGHTS OF CERTAIN HOLDERS

     Holders of approximately 1,714,000 shares of common stock and warrants to purchase approximately 249,203 shares of common stock will be entitled to certain rights with respect to the registration of their shares under the Securities Act. These rights are provided under the terms of an Investors' Rights Agreement, dated May 29, 1996, and certain other agreements. Pursuant to the terms of these agreements, if we propose to register any of its securities under the Securities Act of 1933, either for our own account or the account of others, the holders are entitled to notice of such registration and are entitled to include, at our expense, their shares of common stock; provided, among other conditions, that the underwriters of any offering have the right to limit the number of such shares included in such registration or exclude such shares entirely. The holders may also require us, on no more than one occasion over any twelve month period, at our expense, to register all or a portion of their shares of common stock on Form S-3, subject to certain conditions and limitations. All rights described in this paragraph terminate as to a holder at such time as such shares of common stock may be sold by the holder in the public market in a three month period.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     CVT is subject to the provisions of Section 203 of the Delaware Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner, For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     Our Restated Certificate of Incorporation and Restated Bylaws also require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of our stockholders may be called only by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or by any person or persons holding shares representing at least 10% of the outstanding capital stock. Our Restated Certificate of Incorporation also provides for a classified Board. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of CVT.

RIGHTS PLAN

     Our Board of Directors adopted a Share Purchase Rights Plan, pursuant to which one preferred share was issued as a dividend for each outstanding share of our common stock. Each Right entitles the registered holder to purchase from CVT one one-hundredth of a share of Series A junior participating preferred stock at a price of $35.00 per one one-hundredth of a preferred share, subject to adjustment.

     The Rights would become exercisable when a person or group acquires 20% or more of our common stock or 10 business days after commencement or announcement of a tender or exchange offer that would result in such ownership. After the Rights become exercisable, the holder of each Right, other than the person or group acquiring 20% or more of our stock, would be permitted to purchase, for the exercise price, shares of CVT common stock having a market value of twice the exercise price. The Rights will expire on February 1, 2009, unless earlier redeemed or exchanged by CVT.

     If, after the Rights become exercisable, we were to be acquired through a merger or other business combination transaction or 50% or more of our assets or earning power were sold, each Right would permit the holder to purchase, for the exercise price, common stock of the acquiring company having a market value of twice the exercise price.

     Preferred shares purchasable upon exercise of the Rights will not be redeemable. Each preferred share will be entitled to a minimum preferential quarterly dividend payment of $1.00 but will be entitled to an aggregate dividend of 100 times the dividend declared per share of common stock. In the event of liquidation, the holders of the preferred shares would be entitled to a minimum preferential liquidation payment of $100 per share, but would be entitled to receive an aggregate payment equal to 100 times the payment made per share of common stock. Each preferred share will have 100 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each preferred share will be entitled to receive 100 times the amount of consideration received per share of common stock. These rights are protected by customary anti-dilution provisions. The preferred shares rank junior to any other series of our preferred stock.

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain anticipated U.S. federal income tax consequences to a U.S. holder with respect to the purchase, ownership and disposition of the notes or our common stock acquired upon conversion of a note as of the date hereof. This summary is generally limited to U.S. holders who will hold the notes and the shares of common stock into which the notes are convertible as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") and does not deal with special situations including those that may apply to particular holders such as exempt organizations, non-U.S. holders, holders subject to the U.S. federal alternative minimum tax, dealers in securities, commodities or foreign currencies, financial institutions, insurance companies, regulated investment companies, holders whose "functional currency" is not the U.S. dollar and persons who hold the notes or shares of common stock in connection with a "straddle," "hedging," "conversion" or other risk reduction transaction. PROSPECTIVE INVESTORS THAT ARE NOT UNITED STATES PERSONS (WITHIN THE MEANING OF SECTION 7701(a)(30) OF THE CODE) ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE POTENTIAL APPLICATION OF UNITED STATES WITHHOLDING TAXES. This discussion does not address the tax consequences arising under any state, local or foreign law.

     The federal income tax considerations set forth below are based upon the Internal Revenue Code of 1986, as amended, existing and proposed Treasury Regulations, court decisions, and Internal Revenue Service ("IRS") rulings now in effect, all of which are subject to change. We have not sought any ruling from the IRS with respect to statements made and conclusions reached in this discussion and there can be no assurance that the IRS will agree with such statements and conclusions. Prospective investors should particularly note that any such change could have retroactive application so as to result in federal income tax consequences different from those discussed below.

     As used herein, the term "U.S. holder" means a beneficial owner of a note (or our common stock acquired upon conversion of a note) that is for U.S. federal income tax purposes:

     -    a citizen or resident of the United States;

     - a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a U.S. person under any applicable Treasury Regulations);

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source;

     - a trust, if a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons within the meaning of Section 7701(a)(30) of the Code have authority to control all of its substantial decisions, or if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

     - certain trusts in existence on August 20, 1996 and treated as U.S. persons under the Code and applicable Treasury Regulations that elect to continue to be treated as U.S. persons.

     As used herein, a "non-U.S. holder" means a holder that is not a U.S. holder. Prospective investors are urged to consult their tax advisors regarding the tax consequences, in their particular circumstances, of purchasing, holding and disposing of the notes or our common stock, including the tax consequences arising under any state, local or foreign laws. While the following does not purport to discuss all tax matters relating to the notes or the common stock acquired upon conversion of a note, the following are the material tax consequences of the notes and common stock acquired upon conversion of a note, subject to the qualifications set forth below.

     Based on currently applicable authorities, we are treating the notes as indebtedness for U.S. federal income tax purposes. However, since the notes have certain equity characteristics, it is possible that the IRS will contend that the notes should be treated as an equity interest in, rather than indebtedness of CV Therapeutics. Except as otherwise noted, the remainder of this discussion assumes that the notes constitute indebtedness for U.S. tax purposes.

STATED INTEREST

     The notes were not issued with more than a de minimis amount of original issue discount within the meaning of Section 1273(a) of the Code. Consequently, interest paid on a note will be includable in the income of a U.S. holder as ordinary income at the time it accrues or is actually or constructively received in accordance with the holder's method of accounting for U.S. federal income tax purposes. The interest rate on the notes is subject to increase upon a Reset Transaction. We are treating the possibility that we will pay such additional interest as subject to a remote contingency, within the meaning of applicable Treasury Regulations and, therefore, we believe that the potential for such an increase in the interest rate will not affect the yield to maturity on the notes. U.S. holders should consult their tax advisors as to the tax consequences if the interest rate on the notes were increased upon a Reset Transaction.
Our determination regarding the remoteness and incidental nature of such contingency is binding on each U.S. holder unless the holder explicitly discloses in the manner required by applicable Treasury Regulations that its determination is different from ours. Our determination is not, however, binding on the IRS.

CONVERSION OR REPURCHASE FOR COMMON STOCK

     A U.S. holder should not recognize income, gain or loss upon conversion of the notes solely into our common stock or a repurchase for common stock of a note pursuant to exercise of the repurchase right (except with respect to any amounts attributable to accrued interest on the notes, which will be treated as interest for federal income tax purposes), and except with respect to cash received in lieu of fractional shares, and with respect to market discount, as described below under "-Market Discount." Except possibly for common stock attributable to accrued interest on the notes, the U.S. holder's basis in the common stock received on conversion or repurchase of a note for common stock pursuant to the repurchase right should be the same as the U.S. holder's adjusted tax basis in the notes at the time of conversion or repurchase (reduced by any basis allocable to a fractional share) and the holding period for the common stock received on conversion or repurchase should include the holding period of the notes that were converted or repurchased.

     Cash received in lieu of a fractional share of common stock upon conversion of the notes into common stock or upon a repurchase for common stock of a note pursuant to exercise of the repurchase right will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss measured by the difference between the cash received for the fractional share and the U.S. holder's adjusted tax basis in the fractional share.

DIVIDENDS ON COMMON STOCK

     Generally, distributions will be treated as a dividend, subject to tax as ordinary income, to the extent of our current or accumulated earnings or profits, then as a tax-free return of capital to the extent of such U.S. holder's adjusted tax basis in the common stock and thereafter as gain from the sale or exchange of such common stock. Additionally, a dividend distribution to a corporate U.S. holder may qualify for a dividends received deduction.

DISPOSITION, REDEMPTION OR REPURCHASE FOR CASH

     Except as set forth above under "-Conversion or Repurchase for Common Stock," and below under "-Market Discount," U.S. holders generally will recognize capital gain or loss upon the sale, redemption, including a repurchase for cash pursuant to the repurchase right, or other taxable disposition of the notes or on the sale or other taxable disposition of the common stock in an amount equal to the difference between:

     - the U.S. holder's adjusted tax basis in the notes or common stock (as the case may be); and

     - the amount of cash and fair market value of any property received from such disposition (other than amounts attributable to accrued interest on the notes, which will be treated as interest for federal income tax purposes).

     A U.S. holder's adjusted tax basis in a note generally will equal the cost of the note to such U.S. holder, increased by market discount previously included in income by the U.S. holder and reduced by any amortized premium.

     Such gain or loss from the taxable disposition of the notes or common stock generally will be long-term capital gain or loss if the notes were held for more than one year at the time of the disposition and, in the case of an individual holder, will be taxed at a maximum rate of 20%. Short-term capital gains realized by individual U.S. holders are taxed at a maximum rate of 39.6%. Corporate U.S. holders are subject to a maximum regular income tax rate of 35% on all capital gains and ordinary income. The deductibility of capital losses is subject to limitations.

MARKET DISCOUNT

     The resale of notes may be affected by the impact on a purchaser of the "market discount" provisions of the Code. For this purpose, the market discount on a note generally will be equal to the amount, if any, by which the stated redemption price at maturity of the note immediately after its acquisition exceeds the U.S. holder's adjusted tax basis in the note. Subject to a de minimis exception, these provisions generally require a U.S. holder who acquires a note at a market discount to treat as ordinary income any gain recognized on the disposition of the note to the extent of the "accrued market discount" on the note at the time of disposition, unless the U.S. holder elects to include accrued market discount in income currently. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the note at the time of acquisition, or, at the election of the U.S. holder, under a constant yield method. A U.S. holder who acquires a note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer the deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note is disposed of in a taxable transaction. If a U.S. holder acquires a note with market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the converted note through the date of conversion will be treated as ordinary income and will increase the U.S. holder's basis in the note.

     Under the President's fiscal 2001 budget proposal, accrual basis taxpayers could be required to accrue market discount currently, subject to certain limitations.

AMORTIZABLE PREMIUM

     A U.S. holder who purchases a note at a premium over its stated principal amount, plus accrued interest, generally may elect to amortize such premium for U.S. federal income tax purposes under Section 171 of the Code. Potential U.S. holders are advised to consult their tax advisors about the potential application of Section 171 to the notes.

ADJUSTMENT OF CONVERSION PRICE

     The conversion price of the notes is subject to adjustment under certain circumstances. Under Section 305 of the Code and the Treasury Regulations issued thereunder, adjustments or the failure to make such adjustments to the conversion price of the notes may result in a taxable constructive distribution to the U.S. holders of notes if, and to the extent that, certain adjustments or failure to make adjustments in the conversion price that may occur in limited circumstances (for example, an adjustment to reflect a taxable dividend to holders of our common stock) increase the proportionate interest of a U.S. holder in our assets or earnings and profits whether or not the U.S. holders ever convert the notes. Such constructive distribution will be treated as a dividend, resulting in ordinary income (and a possible dividends received deduction in the case of corporate holders) to the extent of our current and accumulated earnings and profits, with any excess treated first as a tax-free return of capital which reduces the U.S. holder's tax basis in the notes to the extent thereof and thereafter as gain from the sale or exchange of the notes. Generally, a U.S. holder's tax basis in a note will be increased to the extent any such constructive distribution is treated as a dividend. Moreover, if there is an adjustment (or a failure to make an adjustment) to the conversion price of the notes that increases the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a constructive distribution to such holders, taxable as described above. As a result, U.S. holders of notes could have taxable income as a result of an event pursuant to which they receive no cash or property.

DEDUCTIBILITY OF INTEREST

     Under Section 163(1) of the Code, no deduction is permitted for interest paid or accrued on any indebtedness of a corporation that is "payable in equity" of the issuer or a related party. Debt is treated as debt payable in equity of the issuer if the debt is part of an arrangement designed to result in payment of the instrument with or by reference to the equity. Such arrangements could include debt instruments that are convertible at the holder's option if it is substantially certain that the option will be exercised (for example, where the conversion price is lower than the market price of the stock on the date of the debt issuance).

BACKUP WITHHOLDING AND INFORMATION REPORTING

     We or our designated paying agent will, where required, report to U.S. holders of notes or common stock and the IRS the amount of any interest paid on the notes (or dividends paid with respect to the common stock or other reportable payments) in each calendar year and the amount of tax, if any, withheld with respect to such payments.

     Under the backup withholding provisions of the Code and the applicable Treasury Regulations, a U.S. holder of notes or our common stock acquired upon the conversion of a note may be subject to backup withholding at the rate of 31% with respect to dividends or interest paid on, or the proceeds of a sale, exchange or redemption of, notes or common stock, unless:

     - such holder is a corporation or comes within certain other exempt categories and when required demonstrates this fact; or

     - provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

     The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the U.S. holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

     Treasury Regulations, generally effective January 1, 2001, subject to certain transition rules, modify the currently effective information withholding and backup withholding procedures and requirements. Prospective investors should consult their own tax advisors concerning the application of the new withholding regulations.

     The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, you should consult your own tax adviser as to particular tax consequences to you of purchasing, holding and disposing of the notes and our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

                            SELLING SECURITY HOLDERS

     The notes were originally issued by us and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

     The following table sets forth information with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.





                                                   PRINCIPAL                                                COMMON
                                                   AMOUNT OF   COMMON STOCK                     NOTES        STOCK
                                                     NOTES       ISSUABLE                       OWNED        OWNED
                                                  BENEFICIALLY     UPON                         AFTER        AFTER
                                                   OWNED AND    CONVERSION    COMMON STOCK   COMPLETION   COMPLETION
NAME                                              OFFERED(1)   OF THE NOTES      OFFERED     OF OFFERING  OF OFFERING
----------------------------------------------    ----------   ------------  ------------   ------------  -----------

AAM/Zazove Institutional Income Fund, L.P.           $650,000         10,181         10,181            0            0
Aftra Health Fund                                     750,000         11,748         11,748            0            0
AL-Bank AL-Saudi AL-Alami Saudi
   International Bank                                 750,000         11,748         11,748            0            0
Argent Classic Convertible Arbitrage Fund L.P.      2,500,000         39,160         39,160            0            0
Argent Classic Convertible Arbitrage Fund
   (Bermuda) L.P.                                   3,000,000         46,992         46,992            0            0
Arthur D. Little Employee Investment Fund             700,000         10,964         10,964            0            0
Aventis Pension Master Trust                          149,000          2,333          2,333            0            0
Bancroft Convertible Fund, Inc.                       250,000          3,916          3,916            0            0
Bankers Trust Co. Trustee for DaimlerChrysler Corp.
   Emp.#1 Pension Plan dtd 4/1/89                   4,470,000         70,018         70,018            0            0
The Bank of New York, as Trustee                    1,100,000         17,230         17,230            0            0
The Bank of New York,
   Trustee for Mark T. Ewing                           50,000            783            783            0            0
Bear Stearns & Co., Inc.                            1,000,000         15,664         15,664            0            0
Boilermaker-Blacksmith Pension Trust                  870,000         13,627         13,627            0            0
Boulder II Limited                                  1,000,000         15,664         15,664            0            0
Brown & Williamson Tobacco Master
   Retirement Trust                                   250,000          3,916          3,916            0            0
CALAMOS Convertible Fund--CALAMOS Investment
   Trust                                            1,100,000         17,230         17,230            0            0
CALAMOS Convertible Portfolio--CALAMOS
   Advisors Trust                                      25,000            391            391            0            0
CALAMOS Global Growth and Income Fund--
   CALAMOS Investment Trust                           160,000          2,506          2,506            0            0
CALAMOS Growth and Income Fund--CALAMOS
   Investment Trust                                   620,000          9,711          9,711            0            0
Champion International Corporation Master Retirement
   Trust                                              400,000          6,265          6,265            0            0
City of Albany Pension Plan                            85,000          1,331          1,331            0            0
City of Knoxville Pension System                      200,000          3,132          3,132            0            0
The Common Fund FAO Absolute Return Fund              400,000          6,265          6,265            0            0
DeepRock & Co.                                        715,000         11,199         11,199            0            0
Delta Airlines Master Trust                         1,600,000         25,062         25,062            0            0
Deutsche Bank Securities, Inc.                     18,440,000        288,847        288,847            0            0
Diane D. Goodrich                                      50,000            783            783            0            0
Donaldson, Lufkin & Jenrette Securities
   Corp.                                            3,450,000         54,041         54,041            0            0
Douglas D. Duke                                        25,000            391            391            0            0
The Dow Chemical Company Employees' Retirement
   Plan                                             1,700,000         26,629         26,629            0            0
Duckbill & Co.                                      1,285,000         20,128         20,128            0            0
Ellsworth Convertible Growth and Income
   Fund, Inc.                                         250,000          3,916          3,916            0            0
The Fondren Foundation                                 55,000            861            861            0            0
Franklin and Marshall College                         330,000          5,169          5,169            0            0
Greek Catholic Union II                                10,000            156            156            0            0
Hare and Company (nominee for the Bank of New
   York as investment advisor)                        235,000          3,681          3,681            0            0
Hare and Company (nominee for the Bank of New
   York as trustee)                                 1,100,000         17,230         17,230            0            0
Helix Convertible Opportunities Fund Ltd.           1,230,000         19,226         19,266            0            0
Helix Convertible Opportunities L.P.                2,370,000         37,124         37,124            0            0
JP Morgan Securities Inc.                           5,625,000         88,110         88,110            0            0
James H. Hamersley Rev. Trust UA 6/23/99               30,000            469            469            0            0
Julius Baer Securities                                650,000         10,181         10,181            0            0
KBC Financial Products                                300,000          4,699          4,699            0            0
Kettering Medical Center Funded Depreciation
   Account                                             55,000            861            861            0            0
Knoxville Utilities Board Retirement System           140,000          2,192          2,192            0            0
Lipper Convertibles, L.P.                          11,000,000        172,306        172,306            0            0
Lord Abbott Bond Debenture Fund                     2,000,000         31,328         31,328            0            0
Mainstay Strategic Value Fund                         200,000          3,132          3,132            0            0
Merrill Lynch, Pierce, Fenner & Smith,
   Incorporated                                     4,995,000         78,242         78,242            0            0
Michael FT Maude Discretionary Trust                   10,000            156            156            0            0
Morgan Stanley Dean Witter Convertible
   Securities Trust                                 1,500,000         23,496         23,496            0            0
New York Life Separate Account #7                   1,500,000         23,496         23,496            0            0
Norwalk Employees Pension Plan                        800,000         12,531         12,531            0            0
Onex Industrial Partners Limited                    1,000,000         15,664         15,664            0            0
Pebble Capital Inc.                                 1,000,000         15,664         15,664            0            0
Pell Rudman Trust Company                           1,720,000         26,942         26,942            0            0
Penn Treaty Network America Insurance Company         440,000          6,892          6,892            0            0
Port Authority of Allegheny County Retirement and
   Disability Allowance Plan for the Employees
   Represented by Local 85 of the Amalgamated
   Transit Union                                      835,000         13,079         13,079            0            0
President and Fellows of Harvard College            4,000,000         62,656         62,656            0            0
Robertson Stephens                                  2,500,000         39,160         39,160            0            0
RS Midcap Opportunities Fund                        1,000,000         15,664         15,664            0            0
San Diego County Employees Retirement
   Association                                      1,253,750         19,638         19,638            0            0
Silvercreek Limited Partnership                     1,000,000         15,664         15,664            0            0
SPT                                                   650,000         10,181         10,181            0            0
State Street Bank Custodian for GE Pension Trust    2,365,000         37,045         37,045            0            0
The Sylvan C. Coleman Foundation                       70,000          1,096          1,096            0            0
Tribeca Investments LLC                            38,495,000        602,991        602,991            0            0
Unifi, Inc. Profit Sharing Plan and Trust              90,000          1,409          1,409            0            0
United Capital Management, Inc.                       250,000          3,916          3,916            0            0
United Food and Commercial Workers Local 1262 and
    Employers Pension Fund                            225,000          3,524          3,524            0            0
Van Waters & Rogers, Inc. Retirement Plan (f.k.a.
    Univar Corporation)                               260,000          4,072          4,072            0            0
White River Securities, LLC                         1,000,000         15,664         15,664            0            0
Zurich HFR Master Hedge Fund Index Ltd.               200,000          3,132          3,132            0            0



(1) Amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which the selling holders provided to us the information regarding their notes.


     With the exception of JP Morgan Securities, Inc., Robertson Stephens and Merrill Lynch, Pierce, Fenner & Smith, Incorporated, none of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. JP Morgan Securities, Inc. and Robertson Stephens acted as managing underwriters in an underwritten public offering of CVT's common stock in October 1999. JP Morgan Securities, Inc., Robertson Stephens and Merrill Lynch, Pierce, Fenner & Smith Incorporated were initial purchasers of the notes. The selling holders purchased the notes in private transactions on or after March 1, 2000. All of the notes were "restricted securities" under the Securities Act prior to this registration.


     Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

                              PLAN OF DISTRIBUTION

     The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

     - on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

     - in the over-the-counter market;

     - in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

     - through the writing of options, whether the options are listed on an options exchange or otherwise; or

     - through the settlement of short sales.

     In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

     In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act of 1933, as amended. Selling holders who are "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, will be subject to the prospectus delivery requirements of the Securities Act of 1933, as amended. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Securities Exchange Act of 1934, as amended, and the rules thereunder relating to stock manipulation, particularly Regulation M.

     In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act of 1933, as amended, may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

     To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and the common stock.

                                  LEGAL MATTERS

     Cooley Godward LLP will pass upon legal matters for us regarding the validity of the notes and the shares of common stock issuable upon conversion of the notes. Debevoise & Plimpton, special New York counsel to us, will pass upon legal matters for us regarding the validity of the notes. Cooley Godward LLP may rely upon Debevoise & Plimpton with respect to matters of New York law as to the validity of the notes. As of the date of this prospectus, Cooley Godward LLP owns a warrant to purchase 2,500 units at a price of $.50 per unit with each unit consisting of one share of common stock and one warrant to purchase 1/2 share of common stock at an exercise price of $20.00 per share. GC&H Investments, a general partnership formed by the partners of Cooley Godward LLP for investment purposes, owns 155 shares of our common stock and a warrant to purchase 875 shares of our common stock at an exercise price of $20.00 per share. Certain Cooley Godward LLP attorneys own in the aggregate approximately 1,008 shares of our common stock.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the distribution of the common stock being registered. All amounts are estimated, except the SEC Registration Fee, the NASD Filing Fee and the Nasdaq National Market Filing Fee:




SEC Registration Fee...........................................     $51,810
Nasdaq National Market Filing Fee..............................      17,500
Accounting Fees................................................      10,000
Legal Fees and Expenses........................................      85,000
Printing and Engraving.........................................      10,000
Miscellaneous..................................................      10,690

Total..........................................................    $185,000
                                                                   --------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Registrant's Restated Certificate of Incorporation provides that directors of the registrant shall not be personally liable to the registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the General Corporation Law of the State of Delaware. The registrant's Restated Bylaws provide for indemnification of officers and directors to the full extent and in the manner permitted by Delaware law. Section 145 of the Delaware General Corporation Law makes provision for such indemnification in terms sufficiently broad to cover officers and directors under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

The Registrant has entered into indemnification agreements with substantially all of its officers and directors which provide indemnification under certain circumstances for acts and omissions which may not be covered by any directors' and officers' liability insurance.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits.

3.1 Amended and Restated Certificate of Incorporation of the Registrant, as amended.(1)
3.2      Restated Bylaws of the Registrant.(1)
4.1 Indenture dated as of March 7, 2000 between the Registrant and Norwest Bank Minnesota, N.A., including therein the forms of the notes. (2)
4.2 Registration Rights Agreement dated as of March 7, 2000 between the Registrant and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Fleetboston Robertson Stephens Inc. and SG Cowen Securities Corporation (2)
5.1      Opinion of Cooley Godward LLP.
5.2      Opinion of Debevoise & Plimpton.
12.1*    Computation of Ratio of Earnings to Fixed Charges
23.1     Consent of Ernst & Young LLP, Independent Auditors
23.2     Consent of Cooley Godward LLP (included in Exhibit 5.1).
23.3     Consent of Debevoise & Plimpton (included in Exhibit 5.2).
24.1*    Power of Attorney.
25.1* Form T-1. Statement of Eligibility under the Trust Indenture Act of Norwest Bank Minnesota N.A.

(1) Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form S-1 No. 333-12675, as amended, which became effective November 19, 1996.

(2) Incorporated by reference to exhibits filed with the Registrant Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000.

*    Previously filed.

(b) Financial Statement Schedules

     Consolidated Schedules are omitted because they are not applicable, or because the information is included in the Financial Statements or the Notes thereto which are incorporated by reference.

ITEM 17.  UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included is a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in this Registration Statement.

     (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial BONA FIDE offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial BONA FIDE offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under Subsection
(a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Palo Alto, State of California, on June 28, 2000.

                              CV THERAPEUTICS, INC.

                                   By: /s/ Daniel K. Spiegelman
                                      -----------------------------------------
                                       Daniel K. Spiegelman
                                       CHIEF FINANCIAL OFFICER

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.



              SIGNATURES                                     TITLE                                 DATE
--------------------------------------     --------------------------------------------       --------------
  /S/  LOUIS G. LANGE                      Chairman of the Board and Chief Executive          June 28, 2000
--------------------------------------
       Louis G. Lange, M.D., Ph.D.         Officer (Principal Executive Officer)

  /S/  DANIEL K. SPIEGELMAN                Chief Financial Officer (Principal                 June 28, 2000
--------------------------------------
       Daniel K. Spiegelman                Financial and Accounting Officer)


                *                          Director                                           June 28, 2000
--------------------------------------
       Thomas L. Gutshall

                *                          Director                                           June 28, 2000
--------------------------------------
       Costa G. Sevastopoulos, Ph.D.

                *                          Director                                           June 28, 2000
--------------------------------------
       Isaac Stein

                *                          Director                                           June 28, 2000
--------------------------------------
       Barbara J. McNeil, M.D., Ph.D.

                *                          Director                                           June 28, 2000
--------------------------------------
       J. Leighton Read, M.D.

*By:     /s/ Daniel K. Spiegelman
    ----------------------------------
           Daniel K. Spiegelman
            (Attorney-in-fact)



                                  EXHIBIT INDEX

   5.1     Opinion of Cooley Godward LLP.

   5.2     Opinion of Debevoise & Plimpton.

  12.1*    Computation of Ratio of Earnings to Fixed Charges

  23.1     Consent of Ernst & Young LLP, Independent Auditors.

  23.2     Consent of Cooley Godward LLP (included in Exhibit 5.1).

  23.3     Consent of Debevoise & Plimpton (included in Exhibit 5.2).

  24.1*    Power of Attorney.

  25.1*    Form T-1. Statement of Eligibility under the Trust Indenture Act of
           Norwest Bank Minnesota N.A.



*   Previously filed.